Mail Stop 4561

June 13, 2008

Eddie Austin, Jr.
Chief Executive Officer
Systems Management Solutions, Inc.
4703 Shavano Oak
Suite 104
San Antonio, TX 78249

>
Re: **Systems Management Solutions, Inc.**
Preliminary Information Statement on Schedule 14C
File No. 000-30803
Filed May 7, 2008

Dear Mr. Austin:

We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Andrew Farmer (*via facsimile*)